SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549
                                 FORM 15

     Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

                   Commission File Number   33-37477
                                            --------
         Fourth Financial Corporation Savings and Investment Plan
         --------------------------------------------------------
          (Exact name of registrant as specified in its charter)

NationsBank Corporate Center, Charlotte, North Carolina  28255  (704)386-5000
-----------------------------------------------------------------------------
     (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

  Interests in the Fourth Financial Corporation Savings and Investment Plan
  -------------------------------------------------------------------------
           (Title of each class of securities covered by this Form)



                                    None
        ----------------------------------------------------------
          (Title of all other classes of securities for which a
        duty to file reports under Section 13(a) or 15(d) remains)

      Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

               Rule 12g-4(a)(1)(i)      [ ]       Rule 12h-3(b)(1)(i)  [x]
               Rule 12g-4(a)(1)(ii)     [ ]       Rule 12h-3(b)(1)(ii) [ ]
               Rule 12g-4(a)(2)(i)      [ ]       Rule 12h-3(b)(2)(i)  [ ]
               Rule 12g-4(a)(2)(ii)     [ ]       Rule 12h-3(b)(2)(ii) [ ]
                                                  Rule 15d-6           [ ]

      Approximate number of holders of record as of the certification or notice
date:     None
     -------------
      Pursuant to the requirements of the Securities Exchange Act of 1934, NationsBank Corporation Retirement Savings Plan, as the successor to Fourth
-------------------------------------------------                         ------
Financial   Corporation   Savings  and  Investment   Plan,   has   caused   this
---------------------------------------------------------
certification/notice to be signed on its behalf by the undersigned duly authorized person.


Date:  June 26, 1998                    By: /s/  Charles D. Loring
                                            ----------------------
                                      Name:  Charles D. Loring
                                     Title:  Senior Vice President


Instruction: This form is required by Rules 12g-4, 12h-3 and 15d-6 of the General Rules and Regulations under the Securities Exchange Act of 1934. The registrant shall file with the Securities and Exchange Commission three copies of Form 15, one of which shall be manually signed. It may be signed by an officer of the registrant, by counsel or by any other duly authorized person. The name and title of the person signing the form shall be typed or printed under the signature.